

Mail Stop 3561

September 21, 2017

Mr. Howard S. Jonas
Chairman of the Board and Chief Executive Officer
Genie Energy Ltd.
520 Broad Street
Newark, New Jersey 07102

> **Re: Genie Energy Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 1-35327**

Dear Mr. Jonas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

New York Public Service Commission Orders, page 24

1. Please refer to Item 303(A)(3)(ii) of Regulation S-K and related Instructions and tell us your consideration of quantifying the potential impact or range of potential impact on future operating results of the New York Public Service Commission Orders which seek to impose significant new restrictions on REPs operating in New York, as we understand New York represents a significant portion of GRE's total meters served. As indicated in Instruction No. 3 to Item 303(A) of Regulation S-K, the discussion and analysis of material events and uncertainties known to management should include descriptions *and amounts* of matters that would have an impact on future operations and have not had an impact in the past.

Liquidity and Capital Resources, page 37

Operating Activities, page 38

2. Your discussion of cash flows from operating activities does not appear to address or explain the changes in or drivers of cash flows provided by (used in) operating activities from year to year. Please revise or otherwise advise.

Note 15 – Legal and Regulatory Proceedings, page F-28

Legal Proceedings, page F-28

3. As it relates to the various class action lawsuits stemming from the polar vortex in early 2014, please tell us how you complied with the requirement in ASC 450-20-50 to disclose an estimate of the possible loss or range of loss in excess of any amount accrued for these matters. Please also address this question as it relates to the disclosures in Note 10 to your interim financial statements for the fiscal quarters ended March 31, 2017 and June 30, 2017. In this regard, we understand you accrued a $9 million loss in the second quarter of 2017 related to a preliminary settlement agreement to resolve the class action lawsuits. Please also tell us whether any amounts were accrued as of December 31, 2016 and March 31, 2017 based on the Memorandum of Understanding that was reached prior to the issuance of the financial statements and if not, please explain why. Further, please explain to us the allocation between revenue and selling, general and administration expenses of the $9 million recorded.

Signatures, page 48

4. Please refer to General Instruction D to Form 10-K and tell us how you have complied with the requirement to have the report signed on behalf of the registrant by your principal accounting officer, along with your principal executive officer, principal financial officer and a majority of the board of directors.
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We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products